AM
6-21-2005

05043540

cm 6/13

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 23 2005 WASH. D.C. 209 SECTION PROCESSING MAIL

SEC FILE NUMBER
8-43308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/04** (MM/DD/YY) AND ENDING **03/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Research Finance, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 Briargrove Ln.
(No. and Street)

Dallas	TX	75287
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Lawrence **972-407-9399**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank C. Dealy, Vice President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Research Finance, Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE BUBEL
My Commission Expires
January 6, 2009

Notary Public

Signature

Vice President
Title

5/13/2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST RESEARCH FINANCE INCORPORATED

ANNUAL FINANCIAL REPORT

MARCH 31, 2005

FIRST RESEARCH FINANCE INCORPORATED
ANNUAL FINANCIAL REPORT
TABLE OF CONTENTS
March 31, 2005

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Research Finance Incorporated

We have audited the accompanying statement of financial condition of First Research Finance Incorporated (the Company) as of March 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

April 15, 2005

FIRST RESEARCH FINANCE INCORPORATED
Statement of Financial Condition
March 31, 2005

ASSETS

Current Assets:	
Cash (note 4)	$ 3,908
Deposit with clearing organization (note 4)	10,149
Receivables from clearing organization (note 4)	7,859
Total current assets	$ 21,916

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Commissions and other payables (note 7)	$ 11,375
Total current liabilities	11,375
Commitments and contingencies (note 7)	-
Stockholder's equity (note 6):	
Common stock, $.001 par value 3,000 shares authorized, 992 shares issued and outstanding	1
Additional paid-in capital	15,444
Accumulated deficit	(4,904)
Total stockholder's equity	10,541
Total liabilities and stockholder's equity	$ 21,916

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Operations
For the Year Ended March 31, 2005

Revenue:	
Commissions	$ 394,939
Miscellaneous income	57,451
Interest	800
	453,190
Expenses:	
Commissions	303,758
Clearing charges	88,663
NASD regulatory costs	8,997
Other operating expenses (notes 3 and 7)	28,308
	429,726
Income before income tax provision	23,464
Income tax provision (note 5)	(5,880)
Net income	$ 17,584

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2005

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Total
Balance, April 1, 2004	996	$ 1	$ 15,444	$ -	$ 46,012	$ 61,457
Purchase of treasury shares (note 6)	(4)	-	-	(68,500)	-	(68,500)
Retirement of treasury shares (note 6)	-	-	-	68,500	(68,500)	-
Net income	-	-	-	-	17,584	17,584
Balance, March 31, 2005	992	$ 1	$ 15,444	$ -	$ (4,904)	$ 10,541

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Cash Flows
For the Year Ended March 31, 2005

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 17,584
Adjustments:	
Decrease in clearing deposits	40,943
Increase in receivable from clearing organization	(5,580)
Decrease in Federal income tax receivable	9,042
Increase in commissions and other payables	4,619
Decrease in Federal income tax payable	(3,162)
Net cash provided by operating activities	63,446
Cash flows from investing activities:	
Purchase of treasury shares	(68,500)
Cash flows from financing activities:	
Payment on stockholder advance	(10,000)
Net decrease in cash and cash equivalents	(15,054)
Cash and cash equivalents, April 1, 2004	18,962
Cash and cash equivalents, March 31, 2005	$ 3,908
Supplemental Disclosures:	
Cash paid during the year for interest	$ 300
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Notes to Financial Statements
For the Year Ended March 31, 2005

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated in Texas on September 18, 1990, and is registered as a broker/dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934.

(b) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(d) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

(f) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

(Continued)

(2) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) concerning promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; the Company does not have any possession or control of customer funds or securities.

(3) Subordinated Liabilities

An advance from the stockholder in the amount of $10,000 was received in a prior year, in exchange for a subordinated loan agreement. The entire principal balance of $10,000 was repaid June 1, 2004. Interest on the loan accrued at a rate of 18% per annum. Interest of $300 related to the loan was recorded as a component of other operating expenses in the accompanying financial statements. The unpaid interest at March 31, 2005, in the amount of $1,200, is recorded as a component of commissions and other payables in the accompanying financial statements. See also note 7.

(4) Concentration of Credit and Market Risk

The Company is a securities broker with offices in Dallas, Texas and executes stock transactions through SWS Securities, Inc. All receivables relating to such transactions are due from the above noted entities.

Concentrations of market risk consists of cash. The Company places its cash with quality financial institutions, and by policy, limits the amount of exposure to any one financial institution.

(5) Income Taxes

The Company incurred a net operating loss (NOL) in a prior year, and accordingly, has an NOL carryover to be utilized in subsequent years of approximately $32,692.

The provision for Federal income taxes in the accompanying financial statements is as follows:

Current expense	$ 5,880

The current income tax expense relates primarily to the reduction of previously recorded Federal income tax overpayments that were removed from the books in the current year, as a result of the Company resolving various pending issues with the Internal Revenue Service.

(Continued)

(5) Income Taxes (Continued)

The Company's total deferred tax asset and Federal tax asset valuation allowance at March 31, 2005 are as follows:

Total deferred tax asset – benefit of NOL carryover	$ 4,904
Less valuation allowance	(4,904)
Net deferred tax asset	$ -

(6) Treasury Stock

During the year ended March 31, 2005, the Company acquired four shares of common stock from the sole stockholder. The amount paid for the shares totaled $68,500 and was recorded as an addition to treasury stock in the accompanying financial statements.

Subsequent to the purchase of the treasury stock, the Board of Directors of the Company resolved to retire all shares of treasury stock outstanding. Accordingly, upon retirement of the related shares, the balance of $68,500 was recorded as a reduction to retained earnings.

(7) Related Party Transactions

Included in commissions and other payables at March 31, 2005 is approximately $1,200 due to the Company's sole stockholder for interest relating to the $10,000 advance from the stockholder.

The Company has signed an agreement with the stockholder for the use of office space. The agreement requires the Company to pay only the property taxes on the related property, which were approximately $7,563 in the year ended March 31, 2005. The amount is included as a component of other operating expenses in the accompanying financial statements.

An individual that provides accounting services to the Company is an officer of the Company. The individual was paid $6,000 in accounting fees during the year ended March 31, 2005. The amount is included as a component of other operating expenses in the accompanying financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

March 31, 2005

FIRST RESEARCH FINANCE INCORPORATED
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended March 31, 2005

Computation of Net Capital

Total stockholder's equity	$ 10,541
Non-allowable assets	-
Haircuts	(380)
Net allowable capital	$ 10,161

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 759
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 5,161

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 11,375
Percentage of aggregate indebtedness to allowable net capital	112%

(Continued)

FIRST RESEARCH FINANCE INCORPORATED
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended March 31, 2005

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The names of the clearing firms are SWS Securities, Inc. and Computer Clearing Services, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims April 1, 2004	$ 10,000
Additions	-
Reductions	(10,000)
Balance of such claims at March 31, 2005	$ -

See footnote 3 to the accompanying financial statements.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net allowable capital, per unaudited FOCUS report	$ 9,107
Audit adjustments	1,054
Net allowable capital, per audited financial statements	$ 10,161

INDEPENDENT AUDITORS'

REPORT ON

INTERNAL ACCOUNTING CONTROL

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
First Research Finance Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of First Research Finance Incorporated (the Company), for the year ended March 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

April 15, 2005